UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

_____

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): **October 22, 2007**

VTEX ENERGY, INC.

(Exact name of Registrant as specified in its charter)

Nevada	**000-22661**	**76-0582614**
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

11811 North Freeway, Suite 200	
Houston, Texas	**77060**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(281) 445-5880**

Not applicable

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

[ ]   **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

[ ]   **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

[ ]   **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

[ ]   **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Item 5.02 Departure of Directors or Principal Officers

Item 5.02(a) Resignation of Directors and Principal Accounting Officer

Effective October 22, 2007, Randal B. McDonald, Jr. relinquished his duties as a Director and Chief Financial Officer of the Registrant.

Effective October 22, 2007, John E. Seago relinquished his duties as a Director of the Registrant.

The resignations of Mr. McDonald and Mr. Seago were not the result of any disagreement with the Registrant on any matter relating to the Registrant's operations, policies or practices.

SIGNATURE

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VTEX ENERGY, INC.

Date: October 22, 2007   By: /s/ Stephen F. Noser
                                                          Stephen F. Noser
                                                          President